

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Patrick Orlando
Chairman and CEO
Digital World Acquisition Corp.
78 SW 7th Street
Miami, FL 33130

>   **Re: Digital World Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 8, 2021**
>   **File No. 333-256472**

Dear Mr. Orlando:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 8, 2021

Risk Factors
The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 56

1.　　The quantified disclosure in this risk factor does not appear to be consistent with the terms of this offering or the assumptions provided. For example, it is not clear why you have assumed $5,000,001 for your initial business combination in the trust account given the other assumptions provided. Please revise or advise.

General

2.   Please revise the fee table and footnotes to the fee table to reference the correct number of units and warrants being offered, including units which may be issued upon exercise of the 45-day option granted to the underwriters to cover over-allotments, if any. For example, footnote 2 to the fee table does not appear to be accurate with respect to the units and redeemable warrants related to the over-allotment, and the fee table only reflects 12,650,000 warrants, which does not appear to include all warrants included as part of the 34,500,000 units.

3.   Please revise your disclosure throughout your filing to clarify the amount of the deferred underwriting fee. For example, we note your disclosure on your prospectus cover page that $10,500,000 will be placed in the trust account, payable to the underwriters for deferred underwriting commissions. However, we also note your reference on page 19 to $3,750,000 in deferred underwriting commissions.

You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Wei Wang